UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Cellectis S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.05 per share

(Title of Class of Securities)

15117K103 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,621,659 Ordinary Shares; 6,501,159 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person Caisse des Dépôts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 274,600

	8	Shared Voting Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

	9	Sole Dispositive Power 274,600

	10	Shared Dispositive Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,896,259 Ordinary Shares; 6,775,759 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.1% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,621,659 Ordinary Shares; 6,501,159 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,621,659 Ordinary Shares; 6,501,159 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,621,659 Ordinary Shares; 6,501,159 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.5% of the Ordinary Shares

14	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the American Depositary Shares, each representing one Ordinary Share, nominal value €0.05 per share (the “Ordinary Shares”) of Cellectis S.A. (the “Issuer”). The Issuer’s principal executive offices are located at 8, rue de la Croix Jarry, 75013 Paris, France.

Each of the Ordinary Shares entitles its holder to vote and be represented in the Issuer’s shareholders’ meetings in accordance with the provisions of French law and the Issuer’s By-laws.  In general, each holder is entitled to one vote per Ordinary Share. However, the Issuer’s By-Laws provide that all shares held in registered form (actions nominatives) for more than two years will be granted double voting rights.

Item 2. Identity and Background.

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts, a French special public entity (établissement spécial) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France. Bpifrance Participations, CDC, EPIC and Bpifrance are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations, EPIC and Bpifrance is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public company specializing in the business of equity financing via direct investments or fund of funds.  Bpifrance Participations is a wholly-owned subsidiary of Bpifrance, a French financial institution especially created for this purpose.  CDC and EPIC each hold 50% of the share capital of Bpifrance and jointly control Bpifrance.  CDC is principally engaged in the business of long-term investments.  EPIC, a French public institution of industrial and commercial nature, is principally engaged in the holding of Bpifrance’s shares.

As of July 30, 2020, Bpifrance Participations held directly 3,621,659 Ordinary Shares and CDC may be deemed the beneficial owner of 3,896,259 Ordinary Shares, which includes 274,600 Ordinary Shares held directly. Neither Bpifrance nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 3,621,659 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 3,621,659 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 3,621,659 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance.

Bpifrance Participations has held 2,879,500 Ordinary Shares for more than two years and thus has 5,759,000 voting rights from such shares.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, CDC, EPIC and Bpifrance, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Bpifrance Participations and CDC each used their respective working capital to purchase the Ordinary Shares.

Item 4. Purpose of Transaction.

Through a series of open market purchases from June 22, 2020 through July 30, 2020, Bpifrance Participations has acquired 742,159 Ordinary Shares.  In addition, through a series of open market purchases from June 3, 2020 through July 30, 2020, CDC has acquired 67,456 Ordinary Shares.

Ownership is stated as of July 30, 2020 and the ownership percentages are based on 42,275,882 Ordinary Shares outstanding as of December 31, 2019, as disclosed by the Issuer in its Form 20-F, filed as of March 5, 2020, for the fiscal year ended December 31, 2019.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

As of July 30, 2020, Bpifrance Participations held directly 3,621,659 Ordinary Shares and CDC may be deemed the beneficial owner of 3,896,259 Ordinary Shares, which includes 274,600 Ordinary Shares held directly. Neither Bpifrance nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 3,621,659 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 3,621,659 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of 3,621,659 Ordinary Shares, indirectly through its joint ownership and control of Bpifrance.

(a) See also the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 42,275,882 Ordinary Shares outstanding as of December 31, 2019, as disclosed by the Issuer in its Form 20-F for the fiscal year ended December 31, 2019.

(b) See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Laurent Arthaud has served as a member of the Issuer’s board of directors since October 28, 2011. Mr. Arthaud has been the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement S.A.S. (formerly CDC Enterprises, a subsidiary of Caisse des Dépôts) since 2012.

Item 7. Material to be Filed as Exhibits

99.1 — Joint Filing Agreement dated as of August 4, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020
Bpifrance Participations S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Caisse des Dépôts

	By:	/s/ Eric Flamarion
	Name:	Eric Flamarion
	Title:	Head of Financial Investment Division

EPIC Bpifrance

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

CATHERINE MAYENOBE	Director, Secretary General of the Caisse des Dépôts Group

FREDERIC SAINT-GEOURS	Director, President of the supervisory board of SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

BARBARA LAVERNOS	Director, Executive Vice-President Operations at L’Oreal

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Founder and CEO of Révérence

JULIEN TOGNOLA	Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

SONIA BEURIER	Director

MARIE ANNE LAVERGNE	Director

NAOMI PERES	Director

3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

GUILLAUME BOUDY	Director, General Secretary for Public Investment

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director of Retail Banking France at Société Générale

CLAIRE CHEREMETINSKI	Director, Head of Department of Bilateral and International Matters at the French Treasury (Ministry of Economy and Finance)

OLIVIER SICHEL	Director, Deputy Chief Executive Officer of the Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE LAURENT	Director

HAROLD HUWART	Director

CAROLE ABBEY DUVAL	Director

BARBARA LAVERNOS DUPUIS	Director

DIANE SIMIU	Director

4